Exhibit 99.1

INTERIM REPORT

For the three and nine months ended March 31, 2022

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
Quantitative and Qualitative Disclosures about Market Risk	42
Legal Proceedings	42

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2021	March 31, 2022	Change in % / BPs	March 31, 2021	March 31, 2022	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 164.8	€ 186.6	13.2%	€ 449.7	€ 550.6	22.4%
Active customer (LTM in thousands) (1), (2)	621	755	21.6%	621	755	21.6%
Total orders shipped (LTM in thousands) (1), (2)	1.384	1,703	23.1%	1.384	1,703	23.1%
Net sales	€ 164.8	€ 169.5	2.9%	€ 449.7	€ 514.9	14.5%
Gross profit	€ 72.4	€ 82.8	14.4%	€ 209.6	€ 260.2	24.1%
Gross profit margin(3)	43.9%	48.8%	490 BPs	46.6%	50.5%	390 BPs
Adjusted EBITDA(4)	€ 11.1	€ 10.2	(8.1%)	€ 43.7	€ 52.6	20.2%
Adjusted EBITDA margin(3)	6.8%	6.0%	(80 BPs)	9.7%	10.2%	50 BPs
Adjusted Operating Income(4)	€ 9.1	€ 8.0	(12.6%)	€ 37.6	€ 45.8	21.9%
Adjusted Operating Income margin(3)	5.5%	4.7%	(80 BPs)	8.4%	8.9%	50 BPs
Adjusted Net Income(4)	€ 4.5	€ 5.6	25.8%	€ 24.5	€ 32.7	33.5%
Adjusted Net Income margin(3)	2.7%	3.3%	60 BPs	5.5%	6.4%	90 BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 29.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 4 and 5.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
Net income	€ (50.0)	€ (4.3)	(91.4%)	€ (24.6)	€ (9.5)	(61.2%)
Finance expenses, net	€ (4.6)	€ 0.3	(106.8%)	€ (14.8)	€ 0.7	(104.8%)
Income tax expense	€ 3.8	€ 2.0	(47.2%)	€ 13.5	€ 12.4	(7.8%)
Depreciation and amortization	€ 2.0	€ 2.3	12.0%	€ 6.1	€ 6.7	10.2%
thereof depreciation of right-of use assets	€ 1.3	€ 1.4	9.7%	€ 3.9	€ 4.2	6.2%
EBITDA	€ (48.7)	€ 0.3	(100.6%)	€ (19.8)	€ 10.3	(152.0%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Adjusted EBITDA	€ 11.1	€ 10.2	(8.1%)	€ 43.7	€ 52.6	20.2%

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
Operating Income	€ (50.7)	€ (2.0)	(96.1%)	€ (25.9)	€ 3.6	(113.8%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Adjusted Operating Income	€ 9.1	€ 8.0	(12.6%)	€ 37.6	€ 45.8	21.9%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
Net Income	€ (50.0)	€ (4.3)	(91.4%)	€ (24.6)	€ (9.5)	(61.2%)
IPO preparation and transaction costs(1)	€ 3.3	€ 0.0	(100.0%)	€ 7.0	€ 0.0	(100.0%)
Other transaction-related costs(2)	€ 0.0	€ 0.3	N/A	€ 0.0	€ 1.3	N/A
IPO related share-based compensation(3)	€ 56.5	€ 9.6	(82.9%)	€ 56.6	€ 40.9	(27.6%)
Finance expenses on shareholder loans(4)	€ (5.0)	€ 0.0	(100.0%)	€ (16.0)	€ 0.0	(100.0%)
Income tax effect(5)	€ (0.4)	€ 0.0	(100.0%)	€ 1.6	€ 0.0	(100.0%)
Adjusted Net Income	€ 4.5	€ 5.6	25.8%	€ 24.5	€ 32.7	33.5%

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering, which are classified within selling, general and administrative expenses.

(2)	Other transaction-related costs represents non-recurring professional fees, including advisory and accounting fees, related to potential transactions.

(3)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €40.9 million for the nine months ended March 31, 2022. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance income (expenses) associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Nine months Ended
(in € thousands)	Note	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Net sales	7	164,776	169,512	449,728	514,914
Cost of sales, exclusive of depreciation and amortization	8	(92,413)	(86,747)	(240,114)	(254,716)
Gross profit		72,363	82,765	209,614	260,199
Shipping and payment cost		(19,265)	(25,146)	(51,931)	(70,622)
Marketing expenses		(22,094)	(23,280)	(59,231)	(69,536)
Selling, general and administrative expenses		(80,040)	(34,214)	(117,701)	(111,352)
Depreciation and amortization		(2,040)	(2,284)	(6,107)	(6,728)
Other expense (income), net		329	184	(568)	1,612
Operating income		(50,747)	(1,975)	(25,925)	3,574
Finance income		5,905	0	22,148	0
Finance costs		(1,295)	(314)	(7,380)	(702)
Finance income (costs), net	9	4,610	(314)	14,768	(702)
Income (loss) before income taxes		(46,137)	(2,289)	(11,157)	2,872
Income tax expense	10	(3,838)	(2,028)	(13,464)	(12,418)
Net income (loss)		(49,975)	(4,317)	(24,621)	(9,546)
Cash Flow Hedge		(992)	448	(43)	(1,721)
Income Taxes related to Cash Flow Hedge		211	(125)	(20)	479
Foreign currency translation		-	14	-	(39)
Other comprehensive income (loss)		(781)	337	(63)	(1,281)
Comprehensive income (loss)		(50,755)	(3,979)	(24,683)	(10,827)

Basic & diluted earnings per share		€(0.60)	€(0.05)	(0.33)	€(0.11)
Weighted average ordinary shares outstanding (basic & diluted) - in millions		82.8	86.4	74.4	86.3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2021	March 31, 2022
Assets
Non-current assets
Intangible assets and goodwill		155,611	155,242
Property and equipment		8,810	8,308
Right-of-use assets	11	14,009	21,923
Total non-current assets		178,430	185,473
Current assets
Inventories		247,054	226,117
Trade and other receivables		5,030	5,932
Other assets	12	14,667	58,713
Cash and cash equivalents		76,760	93,527
Total current assets		343,510	384,288
Total assets		521,941	569,761

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	13	444,951	488,022
Accumulated Deficit		(60,837)	(70,382)
Accumulated other comprehensive income	14	1,602	320
Total shareholders’ equity		385,718	417,961

Non-current liabilities
Provisions		717	750
Lease liabilities	11	8,786	17,032
Deferred tax liabilities		2,308	5,058
Total non-current liabilities		11,811	22,841
Current liabilities
Tax liabilities		14,293	20,862
Lease liabilities	11	5,361	5,116
Contract liabilities		10,975	8,737
Trade and other payables		43,558	42,797
Other liabilities		50,225	51,448
Total current liabilities		124,412	128,959
Total liabilities		136,223	151,800
Total shareholders’ equity and liabilities		521,941	569,761

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,232)	-	1,602	64,377
Net income	-	-	(24,621)	-	-	(24,621)
Other comprehensive income	-	-	-	(63)	-	(63)
Comprehensive income	-	-	(24,621)	(63)	-	(24,683)
Capital increase initial public offering (referred to as IPO)	-	283,224	-	-	-	283,224
IPO related Transaction costs	-	(4,550)	-	-	-	(4,550)
Share-based compensation	-	59,833	-	-	-	59,833
Balance as of March 31, 2021	1	429,514	(52,853)	(63)	1,602	378,201

Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net income	-	-	(9,546)	-	-	(9,546)
Other comprehensive income	-	-	-	(1,242)	(39)	(1,281)
Comprehensive income	-	-	(9,546)	(1,242)	(39)	(10,827)
Issued capital from exercise of share options	-	369	-	-	-	369
Share-based compensation	-	42,701	-	-	-	42,701
Balance as of March 31, 2022	1	488,022	(70,382)	(1,242)	1,563	417,961

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Nine months ended March 31,
(in € thousands)	Note	2021	2022
Net income (loss)		(24,621)	(9,546)
Adjustments for
Depreciation and amortization		6,107	6,728
Finance expense (income) costs, net		(14,768)	702
Share-based compensation		59,833	42,701
Income tax expense		13,464	12,418
Change in operating assets and liabilities
Increase (decrease) in provisions		133	33
(Increase) decrease in inventories		(63,425)	20,937
(Increase) decrease in trade and other receivables		(805)	(902)
Decrease (increase) in other assets	12	2,526	(44,035)
(Decrease) increase in other liabilities		(3,936)	(509)
Increase (decrease) in contract liabilities		(1,083)	(2,239)
Increase (decrease) in trade and other payables		(10,493)	(761)
Income taxes paid		(2,684)	(2,620)
Net cash provided by (used in) operating activities		(39,751)	22,907
Expenditure for property and equipment and intangible assets		(1,555)	(1,702)
Proceeds from sale of property and equipment and intangible assets		44	-
Net cash (used in) investing activities		(1,511)	(1,702)
Interest paid		(4,581)	(702)
Proceeds from bank liabilities		64,990	-
Repayment of liabilities from banks		(74,990)	-
Repayment of Shareholder loans		(171,827)	-
Proceeds from capital increase		283,224	-
IPO preparation and transaction costs		(4,550)	-
Proceeds from the exercise of share options	13	-	369
Payment of lease liabilities		(4,345)	(4,067)
Net cash (used in) provided by financing activities		87,922	(4,400)
Net increase (decrease) in cash and cash equivalents		46,659	16,806
Cash and cash equivalents at the beginning of the period		9,367	76,760
Effects of exchange rate changes on cash and cash equivalents		(18)	(39)
Cash and cash equivalents at end of the period		56,008	93,526

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a public company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers a highly curated selection of products, access to exclusive capsule collections, engaging content, memorable service and a unique digital shopping experience.

As of March 31, 2022, MYT Holding LLC, USA held 78.5% shares based on issued shares, of MYT Netherlands Parent B.V. The ultimate parent of MYT Holding LLC, USA is MYT Ultimate Parent LLC, USA as of March 31, 2022.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on May 6, 2022.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three and nine months ended March 31, 2021 and 2022 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the nine months ended March 31, 2021 and 2022 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation, sanctions on Russia and war in Ukraine

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

Mytheresa Group experienced lower growth in net sales due to lower demand for luxury products in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 worldwide, partially due to the war in Ukraine, sanctions in Russia and Covid-related effects in Asia which had an effect on customer sentiment for luxury products. Mytheresa stopped all services to Russia, Belarus and Ukraine and followed all sanction measures. Mytheresa Group has no operations or significant business in Russia, therefore the sanctions on Russia had no significant impact on the business.

Mytheresa Group’s net sales growth forecast remains in-line with our communicated mid and long-term growth targets.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2021, except for:

Revenue recognition

Mytheresa Group generates revenue primarily from the sale of merchandise shipped to customers. Mytheresa introduced the Curated Platform Model (CPM), whereby it recognizes commission revenue for the rendering of services.

Retail sales

Mytheresa acts as a principal and sells merchandise through their online website as well as physical stores. Revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer. The accounting policies for such revenue are the same as described in the Annual Report on Form 20-F for fiscal 2021.

Commission sales

This revenue is related to the Curated Platform Model (CPM), which provides sellers (brand partners) the ability to sell their goods to customers on the Mytheresa platform. In this case, Mytheresa generates a commission fee (normally a percentage of the selling price), which is based on agreements with brand partners. Mytheresa’s performance obligation with respect to these transactions is to arrange the transaction through its online platform and to provide related services; however, the Group does not have any discretion in setting the price of the goods to be sold, nor does it bear any of the inventory risk for the goods to be shipped to the customer. As such, the Group is considered to be an agent in these transactions and recognizes revenue on a net basis for the agreed upon commission at the point in time when the goods are delivered to the end customer.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2021.

6.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended March 31, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	163,530	1,246	164,776	-	164,776
EBITDA	16,368	364	16,732	(65,440)	(48,708)
Depreciation and amortization					(2,040)
Finance expenses, net					4,610
Income tax expense					(3,838)
Net income					(49,975)

	Nine months ended March 31, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	442,989	6,739	449,728	-	449,728
EBITDA	49,506	1,232	50,739	(70,556)	(19,817)
Depreciation and amortization					(6,107)
Finance expenses, net					14,768
Income tax expense					(13,464)
Net income					(24,621)

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €6,984 thousand related to IPO preparation and transaction costs and IPO related share-based compensation of €56,556 thousand during the nine months ended March 31, 2021. For the three months ended March 31, 2021 €3,308 thousand were related to IPO preparation and transaction costs and €56,541 thousand for IPO related share-based compensation.

	Three months ended March 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	166,405	3,107	169,512	-	169,512
EBITDA	12,935	907	13,843	(13,533)	309
Depreciation and amortization					(2,284)
Finance expenses, net					(314)
Income tax expense					(2,028)
Net income					(4,317)

	Nine months ended March 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	503,371	11,543	514,914	-	514,914
EBITDA	64,827	3,502	68,330	(58,029)	10,301
Depreciation and amortization					(6,728)
Finance expenses, net					(702)
Income tax expense					(12,418)
Net income					(9,546)

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including share-based compensation of €10,228 thousand and €42,701 thousand during the three months and nine months ended March 31, 2022. For the three months ended March 31, 2022, the share-based compensation of €10,228 thousand consists of €9,647 thousand IPO related share-based compensation and €582 thousand non-IPO related share-based compensation. During the nine months ended March 31, 2022, the share-based compensation of €42,701 thousand consists of €40,936 thousand IPO related share-based compensation and €1,765 thousand non-IPO related share-based compensation.

7.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer.

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended March 31,
(in € thousands)	2021		2022
Germany	29,264	17.8%	30,292	17.9%
United States	21,586	13.1%	28,342	16.7%
Europe (excluding Germany) (*)	68,481	41.6%	66,906	39.5%
Rest of the world	45,445	27.6%	43,971	25.9%
	164,776	100.0%	169,512	100.0%

	For the nine months ended March 31,
(in € thousands)	2021		2022
Germany	84,468	18.8%	95,712	18.6%
United States	54,378	12.1%	81,578	15.8%
Europe (excluding Germany) (*)	187,486	41.7%	206,035	40.0%
Rest of the world	123,396	27.4%	131,589	25.6%
	449,728	100.0%	514,914	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

8.	Cost of sales, exclusive of depreciation and amortization

During the three months ended March 31, 2021 and 2022, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €265 thousand and €1,551 thousand, respectively. During the nine months ended March 31, 2021 and 2022, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €385 thousand and €4,544 thousand, respectively. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

9.	Finance income (costs), net

Finance income (costs), net for the three months ended March 31, 2021 included €5,747 thousand in foreign exchange gains and €719 thousand in interest expense related to the shareholder loans. In January 2021, Mytheresa fully repaid these shareholder loans using a portion of the net proceeds from our initial public offering. The finance costs for the three months ended March 31, 2022 included mainly €314 thousand interest expense.

During the nine months ended March 31, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, income of €7,600 thousand due to foreign currency exchange rate adjustments was recognized in the nine month period ended March 31, 2021 due to the full payback of the shareholder loan, while foreign currency income was €14,345 thousand. The finance costs for the nine months ended March 31, 2022 included mainly €702 thousand interest expense.

10.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate.

The effective tax rate was (120.7%) for the nine months ended March 31, 2021 and 432.4% for the nine months ended March 31, 2022. The change in effective tax rate for the nine months ended March 31, 2021 and 2022 results from share-based payments programs that were granted in January and July 2021, for which the expenses are non-deductible for tax purposes.

11.	Leases

Mytheresa Group signed a lease contract in February 2022 for a new office space in Barcelona, Spain, with an operative start date in March 2022 and a contractual fixed term of 6 years, without an extension option. The monthly lease commitment is €35 thousand. The Group recognized €2,146 thousand of right-of-use asset and lease liability.

On July 29th 2021 Mytheresa Group exercised a lease extension option to renew the leases for our two retail stores for an additional five years, starting on January 1, 2023 until December 31, 2027. Upon exercising the extensions, the Group recognized additional €9,485 thousand of right-of-use asset and lease liability.

12.	Other assets

Details of other assets consist of the following:

	As of June 30,	As of March 31,
(in € thousands)	2021	2022
Right of return asset	5,279	4,289
Prepaid expenses	4,479	7,708
Claims against payment service providers	847	426
Advanced payments	1,106	1,296
Deposits	991	539
Receivables from brand partners (1)	-	36,088
DDP duty drawbacks	-	3,733
Other current assets	1,965	4,635
	14,667	58,713

(1)	This consists of receivables from brand partners, related to their repurchase of inventory when switching to the CPM.

13.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 to selected key management members. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one ADS at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS (American Depositary Shares) in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of this award:

Type of arrangement	Sign-On RSU Award
Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units are scheduled to vest in full on May 31, 2022.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022 four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

Long-Term Incentive Plan

Under this share-based payment program, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan			Key Management Members Long-Term Incentive Plan
Type of Award	Restricted Shares			Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	22,880	62,217	108,947
Vesting conditions	The restricted shares are scheduled to vest in full on December 31, 2021.	The restricted shares are scheduled to vest in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 9, 2023.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

b)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Time-vested Options		Performance-based Options		Alignment award
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)
June 30, 2020	2,005	500	1,620	1,000	-	N/A
granted	-	N/A	-	N/A	6,478,761	8,30
cancelled	(2,005)	500	(1,620)	1,000	-	N/A
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
March 31, 2021	-	-	-	-	6,478,761	8,30

June 30, 2021	-	-	-	-	6,478,761	8.30
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	71,086	18.59
March 31, 2022	-	-	-	-	6,407,675	8.30

The range of exercise prices for the share options outstanding as of March 31, 2022 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 8.8 years.

c)	Measurement of grant date fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$ 25.42	$ 22.93	$ 20.68
Exercise price	$ 5.79	$ 8.68	$ 11.58
Weighted average share price	$ 31.00	$ 31.00	$ 31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

d)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Nine months ended March 31,
(in € thousands)	2021	2022
Classified within capital reserve (beginning of period)	1,055	76,325
Expense related to old plans:
Share options	427	-
Restricted Shares	-	-
Expense related to new plans:
Share Options (Alignment Grant)	11,452	40,854
Phantom Shares (Restoration Grant)	47,873	-
Restricted Shares	81	397
Restricted Share Units	-	1,451
Classified within capital reserve (end of period)	60,888	117,544

The Mytheresa Group recognized total expense of €10.2 million for the three months ended March 31, 2022 and €42.701 million for the nine months ended March 31, 2022 that were classified in equity.

14.            Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2021 were as follows:

	June 30, 2021
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	5,030	-	Amortized cost	-	-
Cash and cash equivalents	76,760	-	Amortized cost	-	-
Other assets	14,667	10,864
thereof deposits	991	-	Amortized cost	-	-
thereof other financial assets	2,812	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	8,786	8,786	N/A	-	-
Current financial liabilities
Lease liabilities	5,361	5,361	N/A	-	-
Trade and other payables	44,210	-	Amortized cost	-	-
Other liabilities	50,227	40,596
thereof other financial liabilities	9,631	-	Amortized cost	-	-

Financial instruments as of March 31, 2022 were as follows:

	March 31, 2022
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	5,932	-	Amortized cost	-	-
Cash and cash equivalents	93,527	-	Amortized cost	-	-
Other assets	58,713	13,341
thereof deposits	539	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	11	-	N/A		Level 2
thereof other financial assets	44,822	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	17,032	17,032	N/A	-	-
Current financial liabilities
Lease liabilities	5,116	5,116	N/A	-	-
Trade and other payables	42,797	-	Amortized cost	-	-
Other liabilities	51,448	38,383
thereof Derivatives (Hedge Accounting)	1,732	-	N/A		Level 2
thereof other financial liabilities	11,333	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2021 and March 31, 2022. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of March 31, 2022, Mytheresa Group has recorded negative €1,242 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on October 15, 2021 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on October 15, 2021. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury fashion consumer. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands and presented through a customer-first, digital experience. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany. Mytheresa, which launched online in 2006, represented 98% of net sales and reached customers in over 130 countries online in fiscal 2021. We provide our customers a highly curated selection of products, access to exclusive capsule collections, engaging content, memorable service and a unique digital shopping experience. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands have established Mytheresa as a global authority in luxury fashion.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

Mytheresa Group experienced lower growth in Gross Merchandise Value (GMV) and net sales due to lower demand for luxury products in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 worldwide, partially due to the war in Ukraine, sanctions in Russia and Covid-related effects in Asia which had an effect on customer sentiment for luxury products. Mytheresa stopped all services to Russia, Belarus and Ukraine and followed all sanction measures. Mytheresa Group has no operations or significant business in Russia, therefore the sanctions on Russia had no significant impact on the business.

Mytheresa Group’s GMW growth forecast remains in-line with our communicated mid and long-term growth targets.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended		Nine months Ended
(in thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Gross Merchandise Value (GMV) (1)	€ 164,776	€ 186,583	€ 449,728	€ 550,623
Active customers (LTM in thousands)(2)	621	755	621	755
Total orders shipped (LTM in thousands)(2)	1,384	1,703	1,384	1,703
Average order value (LTM)(2)	588	617	588	617
Adjusted EBITDA(3)	€ 11,141	€ 10,238	€ 43,722	€ 52,570
Adjusted Operating Income(3)	€ 9,102	€ 7,954	€ 37,615	€ 45,842
Adjusted Net Income(3)	€ 4,460	€ 5,612	€ 24,517	€ 32,722
Net Income	€ (49,975)	€ (4,317)	€ (24,621)	€ (9,546)
Net Sales	€ 164,776	€ 169,512	€ 449,728	€ 514,914

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	EBITDA, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Net income	(49,975)	(4,317)	(24,621)	(9,546)
Finance (income) expenses, net	(4,610)	314	(14,768)	702
Income tax expense	3,838	2,028	13,464	12,418
Depreciation and amortization	2,040	2,284	6,107	6,728
thereof depreciation of right of use assets	1,300	1,427	3,912	4,155
EBITDA	(48,708)	309	(19,817)	10,301
IPO preparation and transaction costs (1)	3,308	-	6,984	-
Other transaction-related costs(2)	-	282	-	1,332
IPO related share-based compensation(3)	56,541	9,647	56,556	40,936
Adjusted EBITDA	11,141	10,238	43,722	52,570

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Operating Income	(50,746)	(1,975)	(25,925)	3,574
IPO preparation and transaction costs(1)	3,308	-	6,984	-
Other transaction-related costs(2)	-	282	-	1,332
IPO related share-based compensation(3)	56,541	9,647	56,556	40,936
Adjusted Operating Income	9,102	7,954	37,615	45,842

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Net Income	(49,975)	(4,317)	(24,621)	(9,546)
IPO preparation and transaction costs(1)	3,308	-	6,984	-
Other transaction-related costs(2)	-	282	-	1,332
IPO related share-based compensation(3)	56,541	9,647	56,556	40,936
Finance (income) expenses on shareholder loans (4)	(5,028)	-	(15,956)	-
Income tax effect(5)	(387)	-	1,555	-
Adjusted Net Income	4,460	5,612	24,517	32,722

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering, which are classified within selling, general and administrative expenses.
(2)	Other transaction-related costs represents non-recurring professional fees, including advisory and accounting fees, related to potential transactions.
(3)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €40.9 million for the nine months ended March 31, 2022. We do not consider these expenses to be indicative of our core operating performance.
(4)	Our Adjusted Net Income excludes finance income (expenses) associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.
(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, other transaction related-costs and IPO related share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, transaction related-costs and IPO related share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude finance expenses on our Shareholder Loans, IPO preparation and transaction costs, transaction related-costs, IPO related share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs, other transaction-related costs and IPO-related share-based compensation expenses.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2020 Bain Study, the online penetration of luxury personal goods is expected to increase from 12% to 31-32% from 2019 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s and Kidswear

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is sold to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to our customers. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where we pay all customs duties for the customer, for example in the USA.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, public relations, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, and buying expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to stay stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other expense (income), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance income (costs), net in fiscal 2021 consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. In January 2021, we fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. In fiscal 2022, our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). Given our strong cash position we reduced our committed revolving credit lines from €90 million to €60 million to reduce interest expenses.

Results of Operations

	Three Months Ended				Nine months Ended
(in % of Net sales)	March 31, 2021		March 31, 2022		March 31, 2021		March 31, 2022
Gross Merchandise Value (GMV)	164,776	100.0%	186,583	100.0%	449,728	100.0%	550,623	100.0%

Net sales	164,776	100.0%	169,512	90.9%	449,728	100.0%	514,914	93.5%
Cost of sales, exclusive of depreciation and amortization	(92,413)	(56.1%)	(86,747)	(46.5%)	(240,114)	(53.4%)	(254,716)	(46.3%)
Gross profit	72,363	43.9%	82,765	48.8%	209,614	46.6%	260,199	50.5%
Shipping and payment cost	(19,265)	(11.7%)	(25,146)	(13.5%)	(51,931)	(11.5%)	(70,622)	(12.8%)
Marketing expenses	(22,094)	(13.4%)	(23,280)	(12.5%)	(59,231)	(13.2%)	(69,536)	(12.6%)
Adjusted Selling, general and administrative expenses	(20,191)	(12.3%)	(24,285)	(13.0%)	(54,162)	(12.0%)	(69,084)	(12.5%)
Depreciation and amortization	(2,040)	(1.2%)	(2,284)	(1.2%)	(6,107)	(1.4%)	(6,728)	(1.2%)
Other expense, net	329	0.2%	184	0.1%	(568)	(0.1%)	1,612	0.3%
Adjusted Operating income	9,102	5.5%	7,954	4.7%	37,615	8.4%	45,842	8.9%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income are in relation to Net Sales.

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Net sales	164,776	169,512	449,728	514,914
Cost of sales, exclusive of depreciation and amortization	(92,413)	(86,747)	(240,114)	(254,716)
Gross profit	72,363	82,765	209,614	260,199
Shipping and payment cost	(19,265)	(25,146)	(51,931)	(70,622)
Marketing expenses	(22,094)	(23,280)	(59,231)	(69,536)
Selling, general and administrative expenses	(80,040)	(34,214)	(117,701)	(111,352)
Depreciation and amortization	(2,040)	(2,284)	(6,107)	(6,728)
Other income (expense), net	329	184	(568)	1,612
Operating income	(50,747)	(1,975)	(25,925)	3,574
Finance (expense) income, net	4,610	(314)	14,768	(702)
Income (loss) before income taxes	(46,137)	(2,289)	(11,157)	2,872
Income tax (expense) income	(3,838)	(2,028)	(13,464)	(12,418)
Net income (loss)	(49,975)	(4,317)	(24,621)	(9,546)

Gross Merchandise Value (GMV)

GMV increased by €21.8 million, or 13.2% from €164.8 million for the three months ended March 31, 2021 to €186.6 million for the three months ended March 31, 2022 and for the nine months ended March 31, 2022 by €100.9 million, or 22.4% from €449.7 million for the nine months ended March 31, 2021 to €550.6 million. For the nine months ended March 31, 2022 GMV growth is primarily due to the fact that we were able to generally grow our active customers during that time on the base of strong customer retention and with continuous effort to win new customers with the effective use of our performance marketing tools. For the three months ended March 31, 2022 the GMV growth was affected by the war in Ukraine, sanctions in Russia and Covid-related effects in Asia, which caused lower demand for luxury products compared to the three months ended March 31, 2021. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships. We switched 6 brand partners from wholesale to CPM by the end of March 2022. Along with the strategic benefits of this partnership, the CPM enables a continued strong GMV growth and a profitability that is comparable to the wholesale model.

Net sales

Net sales increased by €4.7 million, or 2.9% from €164.8 million for the three months ended March 31, 2021 to €169.5 million for the three months ended March 31, 2022 and by €65.2 million, or 14.5%, from €449.7 million for the nine months ended March 31, 2021 to €514.9 million for the nine months ended March 31, 2022. For the three months ended March 31, 2022 the net sales growth was affected by the war in Ukraine, sanctions in Russia and Covid-related effects in Asia, which caused lower demand for luxury products compared to the three months ended March 31, 2021. The slower increase in net sales compared to our GMV growth is due to the effect of brands switching from the wholesale model to the CPM. With this switch our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is recognized only in the first twelve months after a brand switches from wholesale to CPM. Twelve months after a brand partner switches from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Cost of sales, exclusive of depreciation and amortization

For the three months ended March 31, 2022 cost of sales, exclusive of depreciation and amortization decreased by €5.7 million compared to the three months ended March 31, 2021. Cost of sales, exclusive of depreciation and amortization increased by €14.6 million, from €240.1 million for the nine months ended March 31, 2021 to €254.7 million for the nine months ended March 31, 2022. The increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of GMV decreased from 51.1% for the three months ended March 31, 2021 to 46.5% for the three months ended March 31, 2022 and for the nine months ended March 31, 2021 from 53.5% to 46.3% for the nine months ended March 31, 2022. The decrease is primarily due to the increasing CPM revenue. For CPM revenue, no cost of sales, exclusive of depreciation and amortization are recognized.

Gross profit

Gross profit amounted to €82.8 million for the three months ended March 31, 2022, which represents an increase of 14.4% from €72.4 million compared to the three months ended March 31, 2021. For the nine months ended March 31, 2022 gross profit was at €260.2 million, an increase of €50.6 million or 24.1% year-over-year. For that period the gross profit margin in relation to net sales increased from 43.9% in the three months ended March 31, 2021 to 48.8% for the three months ended March 31, 2022 and from 46.6% to 50.5% for the nine months ended March 31, 2021 to March 31, 2022, driven primarily by our increasing CPM revenues. Sales from the CPM generate 100% gross margin.

Shipping and payment costs

Shipping and payment costs increased by €5.9 million or 30.5% from €19.3 million for the three months ended March 31, 2021 to €25.1 million for the three months ended March 31, 2022 and €18.7 million, or 36.0%, from €51.9 million for the nine months ended March 31, 2021 to €70.6 million for the nine months ended March 31, 2022. The increase was primarily driven by an increase in total orders shipped. As a percentage of GMV, shipping and payment cost increased from 11.7% for the three months ended March 31, 2021 to 13.5% for the three months ended March 31, 2022 and from 11.5% for the nine months ended March 31, 2021 to 12.8% for the nine months ended March 31, 2022, mostly due to a higher share of countries where we pay all customs duties for the customer, for example in the US.

Marketing expenses

Marketing expenses increased from €22.1 million for the three months ended March 31, 2021 to €23.3 million for the three months ended March 31, 2022 and increased by €10.3 million from €59.2 million to €70.6 million for the nine months ended March, 2022 compared to the prior year period. Marketing expenses increased primarily due to an increase in the number of customers acquired and additional PR campaigns and local events compared to prior year period. We constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies.

As a percentage of GMV, marketing expenses decreased from 13.4% for the three months ended March 31, 2021 to 12.5% for the three months ended March 31, 2022. For the nine months ended March 31, 2022 the percentage decreased to 13.2% compared to prior period at 12.6%.

Mytheresa was able to increase its active customers for the last twelve months ended March 31, 2022 by 21.6%. Also in this quarter we saw a continuation of very good customer cohort performance. In this quarter Mytheresa was able to attract new customers at competitive cost. It is our stated mid-term strategy to increase our brand building efforts by reinvesting the achieved cost efficiencies in online performance marketing.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.

	Three Months Ended			Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	Change in %	March 31, 2021	March 31, 2022	Change in %
Personnel expenses	73,362	28,765	(60.8%)	101,641	93,814	(7.7%)
thereof fulfilment personnel expense	3,481	5,303	52.3%	9,676	13,010	34.5%
General and administrative expenses	6,678	5,449	(18.4%)	16,060	17,538	9.2%
Total Selling, general and administrative expenses	80,040	34,214	(57.3%)	117,701	111,352	(5.4%)

	Three Months Ended			Nine months Ended
(in € thousands)	March 31, 2021	March 31, 2022	Change in % / BPs	March 31, 2021	March 31, 2022	Change in % / BPs
Selling, general and administrative expenses	80,040	34,214	(57.3%)	117,701	111,352	(5.4%)
IPO related share-based compensation (1)	56,541	9,647	(82.9%)	56,556	40,936	(27.6%)
IPO preparation and transaction costs	3,308	-	N/A	6,984	-	N/A
Other transaction-related costs	-	282	N/A	-	1,332	N/A
Adjusted Selling, general and administrative expenses	20,191	24,285	20.3%	54,162	69,084	27.6%
in % of GMV	12.3%	13.0%	70 BPs	12.0%	12.5%	50 BPs

(1)            In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €40.9 million for the nine months ended March 31, 2022. We do not consider these expenses to be indicative of our core operating performance.

The total selling, general and administrative expenses decreased by €45.9 million for the three months ended March 31, 2022 from €80.0 million in three month ended March 31, 2021 to €34.2 million in three months ended March 31, 2022. The Mytheresa Group recognized IPO related share-based compensation expenses for the three months ended March 31, 2022 of €9.7 million and €56.5 million for the three months ended March 31, 2021. For the nine months ended March 31, 2022 IPO related share-based compensation expenses amounted to €40.1 million compared to €56.6 million for the nine months ended March 31, 2021. Excluding the IPO related share-based compensation expenses, IPO preparation and transaction costs as well as other transaction-related costs, the selling, general and administrative expenses as a percentage of GMV increased for the three months ended March 31, 2022 from 12.3% to 13.0% and for the nine months ended March 31, 2022 from 12.0% to 12.5% compared to prior year period, due to higher personnel expenses, insurance, and IT expenditures, in the periods.

The increase in personnel expenses is also attributable primarily to an increase in the number of FTE’s during the same comparative period. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of GMV decreased from 44.5% in the three months ended March 31, 2021 to 15.4% for the three month ended March 31, 2022 and from 22.6% in the nine months ended March 31, 2021 to 18.2% for the nine months ended March 31, 2022. The decrease in percentage of GMV is mainly driven by IPO related share-based compensation expenses. Excluding the IPO related share-based compensation expenses, personnel-related expenses as a percentage of GMV stayed stable for the three months ended March 31, 2022 at 10.2% and increased slightly for the nine months ended March 31, 2022 from 10.0% to 10.3%.

Other general and administrative expenses decreased by €1.2 million, from €6.7 million during the three months ended March 31, 2021 to €5.4 million during the three months ended March 31, 2022, mainly due to lower consulting cost in the period and increased for the nine months ended March 31, 2021 from €16.1 million to €17.5 million for the nine months ended March 31, 2022, mainly due to higher insurance and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses remained relatively stable, increasing from €2.0 million for the three months ended March 31, 2021 to €2.3 million for the three months ended March 31, 2022 and from €6.1 million for the nine months ended March 31, 2021 to €6.7 million for the nine months ended March 31, 2022.

Finance income (costs), net

Finance expenses in fiscal 2021 originated primarily from our Shareholder Loans, with a small portion related to the use of our Revolving Credit Facilities, which we utilized at certain points in fiscal 2021 as we built our inventory.

In fiscal 2021, we incurred interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans. During the nine months ended March 31, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, income of €7,600 thousand due to foreign currency exchange rate adjustments was recognized in the nine months period ended March 31, 2021 due to the full payback of the shareholder loan, while foreign currency income was €14.3 million.

In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

Total interest and other expenses on our Revolving Credit Facilities was €0.4 million and €0.2 million during the three months ended March 31, 2021 and 2022, respectively as well as €0.6 million and €0.2 million during the nine months ended March 31, 2021 and 2022, respectively.

Total interest expense on leases capitalized under IFRS 16 was € 0.1 million and € 0.1 million during the three months ended March 31, 2021 and 2022, respectively as well as €0.5 million and €0.5 million for the nine months ended March 31, 2021 and 2022, respectively.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our office and logistics facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million as well as the proceeds from our initial public offering in January 2021. Given our strong cash position we reduced our committed revolving credit lines in February 2022 from €90 million to €60 million to reduce interest expenses.

Our Revolving Credit Facilities provide short-term liquidity, which we may need due to the seasonal variability of our business. As of March 31, 2022, our cash and cash equivalents were €93.5 million. As of March 31, 2022, approximately 98% of our cash and cash equivalents were held in Germany, of which approximately 74%, 10% and 6% were denominated in, Euro, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 5% of our cash and cash equivalents. Approximately 2% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We drew on our Revolving Credit Facilities in previous years as a result of seasonal volatility in our business.

Mytheresa Group fully repaid any borrowings under the revolving credit facilities as of January 28, 2021 and since then has not used the revolving credit facilities. As of March 31, 2022, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term borrowings. We use monthly money market loans when needed with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of March 31, 2022, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the nine months ended March 31, 2021 and 2021:

	Nine months ended March 31,
(in € thousands)	2021	2022
Consolidated Statement of Cash Flow Data:
Net cash inflow (outflow) inflow from operating activities	(39,751)	22,907
Net cash inflow (outflow) from investing activities	(1,511)	(1,702)
Net cash inflow (outflow) from financing activities	87,922	(4,400)

Net cash (outflow) inflow from operating activities

During the nine months ended March 31, 2021, operating activities used €39.8 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €77.1 million, contributed by a net loss of €24.6 million and income taxes paid of €2.7 million.

Net cash used by changes in operating assets and liabilities during the nine months ended March 31, 2021 consisted primarily of a €63.4 million increase in inventories and a €10.5 million decrease in trade and other payables, as well as €3.9 million decrease in other liabilities and a €2.5 million increase in other assets. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases and IPO preparation costs towards the end of the nine months ended March 31, 2021.

During the nine months ended March 31, 2022, operating activities generated €22.9 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €27.5 million, net loss of €9.5 million, and share based compensation of €42.7 million.

The increase in net cash inflows from operating activities during the nine months ended March 31, 2022 resulted primarily from non-cash share-based compensation and decrease in inventory, partially offset by changes in working capital. The increase in other assets is mainly due to creditors with debit balances against certain brand partners as a result of their transition to the CPM, which led to a corresponding decrease in inventory for the respective merchandise which was sold back to these brand partners.

Net cash outflow from investing activities

Cash used in investing activities were €1.5 million and €1.7 million for the nine months ended March 31, 2021 and 2021, respectively, resulting from equipment purchases.

Net cash (outflow) inflow from financing activities

Net cash obtained from financing activities during the nine months ended March 31, 2021 was €87.9 million, which consisted primarily of net proceeds from the capital increase related to the initial public offering of €283.2 million and the repayment of the shareholder loan of €171.8 million and the repayment under our Revolving Credit Facilities of €10.0 million and additional lease payments of €4.3 million.

Net cash used for financing activities during the nine months ended March 31, 2022 was €4.4 million, which resulted from interest payments of €0.7 million, lease payments of €4.0 million and proceeds from exercise of share options of €0.4 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 96% of our purchases are denominated in Euros and approximately 99% of our employees are located in Germany or other Eurozone countries.

Furthermore, our two Shareholder Loans were denominated in U.S. Dollars. Fluctuations in the exchange rate between the Euro and U.S. Dollar may result in significant foreign currency exchange gains or losses. We fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in seven major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our annual consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.